ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St G[redacted]ustralia, 6831
Telephone: (61 8) 9: … ɔurgess.com
Facsimile: (61 8) 93 … ıurgess.com

06013558

Ref: L3138
28th April 2006

Susan Min
Office of International Corporate Finance
Div of Corporate Finance
Securities and Exchange Commission
Room 3628
Washington DC 20549
United States of America.

SUPPL

Dear Ms Min,

Ref: Exemption No / Filing No: 82-1235 Mount Burgess Mining NL, Australia.

For your records please find enclosed announcements to the Australian Stock Exchange as follows:

6/2/06	Change of Directors Interest Notice
24/2/06	Results of General Meeting
27/2/06	Telfer Gold Exploration Project / Kihabe Base Metals Project
9/03/06	Change in substantial holding & Ceasing to be sub shareholder
13/3/06	Change of Directors Interest Notice
16/3/06	Half year accounts
17/3/06	Commencement of Drilling at Kihabe Botswana
23/3/06	Intersection of Sulphides – Kihabe Base Metals Project
29/3/06	Intersection of Sulphides – Kihabe Base Metals Project
7/4/06	Results - Kihabe Base Metals Project
18/4/06	Results - Kihabe Base Metals Project
20/4/06	Research Note of Mount Burgess NL – MC Research UK
24/4/06	Intersection of Sulphides - Kihabe Base Metals Project
26/4/06	Allotment of Shares
27/4/06	Intersection of Sulphides – Kihabe Base Metals Project
28/4/06	Quarterly Report – March 2006 & Cash flow Report

We would be grateful if you could please email us a confirmation that these documents have been received.

Yours sincerely
MOUNT BURGESS MINING N.L.

Jan Forrester
Company Secretary
encl.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

QUARTERLY REPORT
31 March 2006

Highlights

AUSTRALIA

TELFER, WESTERN AUSTRALIA - GOLD EXPLORATION

Following the withdrawal from the Telfer joint venture by Barrick Gold of Australia, the Company is, in light of the recent rise in the gold price, reviewing all results obtained from previous exploration.

AFRICA

NAMIBIA, TSUMKWE -DIAMOND EXPLORATION

Exceptionally high rainfall during the quarter delayed the commencement of field operations.

BOTSWANA - KIHABE BASE METALS PROJECT

Reverse Circulation infill drilling commenced in March to upgrade the 2.4km long Kihabe zone of zinc, lead and silver mineralisation which also contains copper and vanadium credits, into a JORC compliant resource/reserve. Significant assay results for zinc, lead, silver and vanadium, as detailed in the report, were returned for the first infill drill section completed during the quarter.

REPORT FOR THE QUARTER ENDED 31 MARCH 2006

AUSTRALIA

TELFER GOLD PROJECT

(Mount Burgess Mining N.L 100%)

During the quarter Barrick Gold of Australia withdrew from the Telfer Joint Venture.

All of the data acquired by Barrick, together with all the historical data acquired through work conducted by the Company and other previous Joint Venture Parties, will be reviewed by the Company this quarter. A number of trends of gold mineralisation occur within the Telfer tenements which require further work to determine what is required to upgrade these situations and whether they have potential to be exploited as economic gold resources. An example is the Tim's Dome Prospect, where the Company is currently assessing historical results from drilling conducted along a 2km strike (Figure 4) .

These results, based on a 0.5 g/t Au low grade cut, are outlined as follows:

Drill Hole	Easting	Northing	Orientation (dip/magnetic)	Width (m)	From (m)	To (m)	Au g/t
TDRC 037	404367	7606652	-60°/225°	1	30	31	13.50
TDRC 057	404301	7606463	-60°/315°	16	36	52	0.73
TDAC 001	404265	7606526	-60°/315°	1	08	09	1.05
				12	37	49	1.60
TD 119	404252	7606547	-60°/45°	2	32	34	1.27
TDB 168	404237	7606533	-60°/45°	6	41	47 eoh	1.56
TD 118	404234	7606530	-60°/45°	15	35	50	1.51
TDRC 062	404208	7606557	-60°/315°	4	46	50	1.01
TDRC 053	404207	7606501	-60°/45°	6	89	95	1.51
				3	101	104 eoh	0.72
TDDD001	404190	7606582	-60°/319°	2	53	55	1.18
TDRC034	404186	7606485	-60°/45°	22	102	124	2.25
TDRC061	404184	7606587	-60°/315°	2	33	35	1.47
				7	58	65 eoh	4.89
TDRC 063	404147	7606629	-60°/315°	1	00	01	1.12
				1	19	20	11.20
				6	46	52	1.03
TDDD002	404142	7606639	-63°/318°	5	56	61	4.86
TDRC 059	404134	7606646	-60°/315°	1	14	15	1.17
				12	49	61 eoh	1.28
TDRC 032	403994	7606994	-60°/45°	4	91	95	1.98
TDRC 016	403944	7606877	-80°/310°	5	4	9	0.83
				2	57	59	1.30
				3	65	68	0.70
				2	103	105	1.11
TDRC 029	403889	7606894	-60°/45°	7	72	79	1.03
TD 029	403886	7606904	-60°/45°	17	42	59 eoh	0.72
TDRC015	403795	7607066	-75°/315°	2	49	51	2.84
				1	70	71	4.60

Cont'd

Drill Hole	Easting	Northing	Orientation (dip/magnetic)	Width (m)	From (m)	To (m)	Au g/t
TDRC048	403687	7607251	-60°/45°	1	12	13	2.18
TDRC 025	403677	7607379	-60°/45°	1	120	121	2.68
TDRC 023	403586	7607923	-60°/45°	3	4	7	0.92
TDRC 022	403543	7607246	-60°/45°	14	127	141 eoh	2.43
TDRC 049	403474	7607327	-60°/45°	3	89	92	1.51
TDRC 005	403412	7607665	-60°/225°	3	42	45	0.96
TDRC 004	403370	7607621	-60°/225°	3	10	13	1.31
TD 042	403340	7607598	-60°/45°	5	29	34	1.03
TD 008	403166	7607709	-60°/45°	4	23	27	1.53
TDDD005	403015	7607965	-62°/317°	4	23	27	2.55
TDRC 013	402820	7607934	-60°/45°	2	148	150	1.78

Results have variously been obtained from either AAS or fire assaying.
Eoh indicates that the hole was terminated in mineralization.

AFRICA

NAMIBIA, TSUMKWE - DIAMOND EXPLORATION

EPL's 2012, 2014, 2817, 2818, 2819, 3019 and 3020
(In joint venture between MTB (Namibia) (Proprietary) Ltd 90% and Kimberlite Resources (Pty) Ltd 10%) EPL's 3021 and 3022 MTB (Namibia)(Proprietary) Ltd 100%

Because of abnormally heavy rainfall during the quarter, the Company was not able to conduct any field work on this project.

BOTSWANA, KIHABE - BASE METALS EXPLORATION

PL 69/2003
(Mount Burgess Mining N.L. 100%)

Infill Drilling

Following the positive scoping study conducted by ProMet Engineers, the Company commenced a Reverse Circulation (RC) infill drilling programme in March on its Kihabe base metals project, with the intention of upgrading this zone of mineralisation to a JORC compliant resource/reserve, to support a probable open cut operation to 150m vertical depth.

The Kihabe zone of mineralisation, which currently cannot be categorized as a resource or a reserve, has a strike length of 2.4 km. Based on four wide spaced drill sections ProMet Engineers has produced a base case financial model which includes some 17,500,000 open cut tonnes to 100m depth, with grades of 3% zinc, 1% lead and 28 g/t silver, together with significant credits for copper and vanadium.

If infill drilling confirms the continuity of grades obtained from drilling conducted to date and current metal prices prevail, it is estimated that this project could generate substantial cash flows for the Company.

RC drill holes KRC 013 (102m), KRC 014 (155m) and KRC 015 (181m) were drilled on section to test the mineralisation to -50mRL, -100mRL and 150mRL respectively, (see Figure 1 attached), returning the following results:

KRC 013 - 782527N/500731E -60deg/339deg magnetic

This drill hole was drilled too far west of the main zone of mineralisation, which lies close to the quartzite/dolomite contact and whilst intersecting lower grade zones, "overshot" the zone of significant mineralisation.

KRC 014 - 7821511N/500742E -60deg/336deg magnetic

This drill hole intersected a broad zone of mineralisation between 29m and 80m which returned 61m at an average grade of 1.9% zinc and included:

Zinc

36-47 m	11 m	@ 3.85%
71-90 m	19 m	@ 2.92%

Lead

76-80 m	4 m	@ 0.97%
87-90 m	3 m	@ 1.31%

Silver

53-62 m	9 m	@ 7.7 g/t
71-90 m	19 m	@ 12.92 g/t

Vanadium

37-42 m	5 m	@ 224 ppm

KRC 015 - 7821474N/500757E -60deg/339deg magnetic

This drill hole intersected a broad zone of mineralisation between 89m and 174m, consisting of seven zones totaling 60m at an average grade of 2.05% zinc and 66m at an average grade of 0.76% lead and included:

Zinc

89 - 93 m	4 m	@ 2.98%
95 - 107 m	12m	@ 2.92%
124 - 127 m	3m	@ 2.81%
166 - 170 m	4m	@ 2.93%

Lead

90 - 92m	2 m	@ 1.08%
103 - 107m	4 m	@ 1.07%
125 - 126m	1 m	@ 1.41%
132 - 133m	1 m	@ 1.28%
140 - 143m	3 m	@ 1.43%
146 - 147m	1 m	@ 1.52%
156 - 158m	2 m	@ 1.50%
167 - 170m	3 m	@ 1.48%
172 - 174m	2 m	@ 1.35%

Silver

125 - 126m	1 m	@ 14.4 g/t
140 - 141m	1 m	@ 42.7 g/t

Assay results from both KRC 014 and KRC 015 which were obtained by ICP-OES, confirm the extension of this wide zone of significant mineralistion a further 100m south west of the most western section previously drilled and together with the previous drill results from Section 1 and Section 2, drilled 100m and 500m north east of this section (see Figure 2 attached), confirm the lateral continuity of this mineralisation further to the south west and also to the north east.

The initial interpretation of this drill section implies that the mineralised body is tightly folded and plunges to the northwest, whilst maintaining a consistently steeply dipping and tabular broad shape.

Drilling is continuing and is currently testing a section 100m northeast of Section 1 (See Figure 1 attached).

The Company is endeavoring to contract a second drill rig to make up delays caused by heavy rainfall during the quarter.

Metallurgical test work to establish the recovery of metals will begin this coming quarter.

Potential for Additional Discoveries

The Kihabe zone of mineralisation appears to occur on the southern limb of a fold. Structural interpretation and Induced Polarisation have identified the possible (untested) northern limb of this fold (See Figure 3 attached). Soil geochemical sampling will be conducted over the area of this northern limb during the coming quarter to determine the existence of any further mineralisation.

Continuing interpretation of soil geochemical sampling results has also identified a "Kihabe look alike " approximately three kilometers north east and along stratigraphic strike of the Kihabe zone of mineralisation. Also, about ten kilometers north east and along strike, there is a two kilometre diameter circular feature, visible on satellite imagery, which is coincident with a significant copper soil geochemical anomaly, (see Figure 3 attached). These targets will be followed up with soil geochemical sampling and drilling this quarter.

Previous exploration work carried out by Billiton, identified the uranium oxide Carnotite. Consequently the Company applied for and was granted the right to explore for nuclear fuels on this exploration licence. All drill spoil will be tested rapidly and cheaply for the presence of uranium by using a geiger counter/scintollometer. All positive intersections will be submitted for assay.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy.

Mr Spence is a full time employee of the Company.

Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

CORPORATE

Share Placement

After the quarter the following share placement was made:

10,025,000 shares at A$0.10 per share as announced on 26 April 2006 to raise an additional A$1,002,500.



SE 150°
Kalahari Sands
5m@224ppm V
11m@3.85% Zn
9m@7.7g/t Ag
50m RL
4m@0.98% Pb
19m@12.92g/t Ag
3m@1.31% Pb
19m@2.92% Zn
Quartzite
Dolomite
4m@2.98% Zn
12m@2.92% Zn
102m
100m RL
Lower Grade Zone
Higher Grade Zone
includes 60m@2.05% Zn
3m@2.81% Zn
90-92m 2m@1.08% Pb
103-107m 4m@1.07% Pb
125-126m 1m@1.41% Pb
132-133m 1m@1.28% Pb
140-143m 3m@1.43% Pb
146-147m 1m@1.52% Pb
156-158m 2m@1.50% Pb
167-170m 3m@1.48% Pb
172-174m 2m@1.35% Pb
155m
4m@2.93% Zn
150m RL
181m

Section 1

Previously Drilled and Announced



KIH002
KIH001
AP0011
KIH004
KIH003
SE 150°
Kalahari Sands
AP11
30m@2.8% Zn
0.9% Pb
21g/t Ag
(70-100m)
50m RL
KIH4
10m@3.0% Zn
1.4% Pb
12g/t Ag
(80-90m)
KIH1
30m@2.4% Zn
0.8% Pb
34g/t Ag
(68-98m)
KIH3
9m@2.5% Zn
1.1% Pb
61g/t Ag
(105-114m)
9m@>4.5% Zn
1.5% Pb
31g/t Ag
(96-105m)
100m
100m RL
120m Abandoned
127m Abandoned
2m@>5.4% Zn
2.7% Pb
194g/t Ag
(110-112m)
150m
Lower Grade Zone
Higher Grade Zone
14m@1.5% Zn
0.6% Pb
4.0g/t Ag
(125-139m)
150m RL
Quartzite
Dolomite
200m
>= 0.5% Zn

50m

Kihabe Project - Botswana

MOUNT BURGESS MINING N.L.

Figure 1


Proposed 200m x 200m Soil Grid
Northern Limb of
Plunging? Fold
Southern Limb of
Plunging Fold


MOUNT BURGESS MINING N.L.


N
500 metres
Drillholes containing
maximum Gold >0.5 ppm
See below for drillhole Id's


N
500 metres
2 Kilometres

MOUNT BURGESS MINING N.L.

Telfer Project
Tim's Dome Prospect
Drillholes containing
significant Gold Intersections

Appendix 5B
Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

MOUNT BURGESS MINING N.L.

ABN	Quarter ended ("current quarter")
31009067476	31 March 2006

Consolidated statement of cash flows

		Current quarter $A'000	Year to date (9 months) $A'000
	Cash flows related to operating activities		
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for:		
	(a) exploration and evaluation	(142)	(1056)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(264)	(651)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	4	12
1.5	Interest and other costs of finance paid	-	(2)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)		
	Net Operating Cash Flows	(402)	(1,697)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	(13)	(18)
1.9	Proceeds from sale of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	(13)	(18)
1.13	Total operating and investing cash flows (carried forward)	(415)	(1715)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(415)	(1715)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	-	1407
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid		
1.19	Other – Placement Fees	(1)	(83)
	Other – Lease repayments	(3)	(10)
	Net financing cash flows	(4)	1,314
	Net increase (decrease) in cash held	(419)	(401)
1.20	Cash at beginning of quarter/year to date	573	538
1.21	Exchange rate adjustments to item 1.20	10	27
1.22	**Cash at end of quarter** *SEE NOTE A	164	164

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	98
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Expensed Employee Share Options $72,000

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Financing facilities available
Add notes as necessary for an understanding of the position.

+ See chapter 19 for defined terms.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	256	6

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	300
4.2	Development	-
	Total	300

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	137	35
5.2	Deposits at call	27	511
5.3	Bank overdraft	-	-
5.4	Other (cash in transit)	-	27
	Total: cash at end of quarter (item 1.22)	164	573

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	178,890,000	178,890,000		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	 NIL NIL			
7.5	**+Convertible debt securities** *(description)*	N/A			
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** Employee Share Plans	 850,000 100,000 2,100,000 3,000,000 2,800,000	 Nil Nil Nil Nil Nil	*Exercise Price* 25 cents 25 cents 25 cents 25 cents 25 cents	*Expiry date* 31/12/06 31/12/07 31/12/09 31/12/10 31/12/11
7.8	Issued during quarter	2,800,000	Nil	25 cents	31/12/11
7.9	Exercised during quarter	Nil			
7.10	**CANCELLED** during quarter	1,750,000 100,000	Nil Nil	25 cents 25 cents	31/12/05 31/12/09
7.11	**Debentures** *(totals only)*	N/A			

+ See chapter 19 for defined terms.

7.12	**Unsecured notes** *(totals only)*	N/A	

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Dean Scarparolo (Company Secretary) Date: 28 April 2006

Print name: DEAN A SCARPAROLO

* NOTE A
AS ANNOUNCED TO THE MARKET ON 26 APRIL 2006, THE COMPANY HAS PLACED 10,025,000 SHARES AT AN ISSUE PRICE OF $0.10 PER SHARE TO RAISE $1,002,500.

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX Release

27 April 2006

Intersection of Sulphides – Kihabe Base Metals Project, Botswana

Mount Burgess Mining N.L. 100%

The Reverse Circulation (RC) infill drilling programme is continuing on the Company's Base Metals Project at Kihabe in Botswana, on a drill section 100m north east of Section 1 (refer to diagram attached).

KRC 016 at 7821628N/500904E -60deg/340deg was drilled to test mineralisation to a vertical depth of 50m and intersected the predicted **sulphides** as follows:

8 - 24 m	Quartzite with disseminated hematite after **sulphides**
24 - 47m	Weathered quartzite with minor hematite spotting.
47 - 55m	Interlayered fresh and weathered quartzite with up to **20% sulphides**
55 - 80m*	Quartzite with hematitic/limonitic boxworks after **sulphides** with trace fresh **sulphides**
80 - 96m	Quartzite with limonitic boxworks after **sulphides** with up to **20%** fresh **sulphides**
96-120m e.o.h.	Trace **sulphides**

* First 60 m already previously reported on 24 April 1006

KRC 017 at 7821566N/500940E -60deg/339deg is being drilled to test for mineralisation below KRC 016, to a vertical depth of 150m and has intersected the anticipated **sulphidic** zone as follows:

6 - 108m	Footwall dolomite
107 - 108m	Veiniform **sulphides** in dolomite breccia contact
108 - 113m	Quartzite with up to **20%** hematitic boxwork after **sulphides**
113 - 133m	Quartzite with **5-20%** disseminated and veiniform pyrite, **galena** and **sphalerite**
133m on	Hole continues

Consistent with previous drilling the **sulphides** were intersected in a quartzite unit on the contact with a dolomite.

Assay results from KRC 016 and KRC 017 will be announced to the market as soon as they are available.

The Company has previously drilled five wide spaced drill sections along a zinc, lead and silver soil geochemical anomaly, which is 2.4 km in length. Previous drilling has yielded average grades of 3% zinc, 1% lead and 28 g/t silver, with significant credits for copper and vanadium. A scoping study conducted by ProMet Engineers, has estimated some 17,500,000 tonnes to 100m depth. An infill drilling programme is currently being conducted with the intention of upgrading this zone of mineralisation to an open pittable JORC compliant resource/ reserve down to a vertical depth of 150m.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Spence is a full time employee of the Company. Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please contact:

Nigel Forrester or **Martin Spence**
T: ++ 61 8 9322 6311
E: mtb@mountburgess.com



MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0
200
400
800
metres
KRC016
KRC017
5.
1.
2.
3.
4.
Legend
Zinc Soil Anomaly
2003-2004 Drill Sections
2006 Drill Sections
Soil Geochem Sampling Area

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX RELEASE

26 April 2006

SHARE PLACEMENT

The Company is pleased to announce that it has reached agreements to place 10,025,000 shares with professional investors at an issue price of $0.10 per share to raise $1,002,500.

Funds from this placement will be applied to working capital, drilling, metallurgical test work and geophysical programmes on the Company's base metals and diamond projects in Botswana and Namibia.

The Company is currently engaged in a significant Reverse Circulation infill drilling programme at its Kihabe Base Metals Project in Botswana. Drilling to date on this 2.4km long zone of mineralisation has yielded average grades of 3% zinc, 1% lead and 28 g/t of silver with significant credits of copper and vanadium. A scoping study conducted by ProMet Engineers estimated a tonnage of 17,500,000 down to 100m. This current infill drilling programme is designed to upgrade this zone of mineralisation to a JORC compliant resource/reserve to an open pittable depth of 150m.

For recent results refer to the Company's website: www.mountburgess.com

For further information please contact:

Nigel Forrester
Telephone: +61 8 9322 6311
Email: mtb@mountburgess.com
www.mountburgess.com

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX Release

24 April 2006

Intersection of Sulphides - Kihabe Base Metals Project, Botswana

Mount Burgess Mining N.L. 100%

The Reverse Circulation (RC) infill drilling programme has recommenced after the Easter break on the Company's Base Metals Project at Kihabe in Botswana.

KRC016 (exact co-ordinates to be advised) -60deg/330deg is being drilled on a section 100m north of section 1 (refer to diagram attached) and has intersected **sulphides** as anticipated, as follows:

8 - 24 m	Quartzite with Hematite after **sulphides** and disseminated Hematite boxworks after **sulphide**
24 - 47m	Quartzite with trace of Hematite and **sulphidic** weathered Quartzite
47 - 55m	Partly highly limonitic oxidized Quartzite and partly fresh grey highly metallic **sulphidic** Quartzite with **20% sulphides**
55 - 60m	Hole continues in Quartzite

Consistent with previous drilling the **sulphides** were intersected in a quartzite unit on the contact with a dolomite.

Assay results from KRC 016 will be announced to the market as soon as they are available.

The Company has previously drilled five wide spaced drill sections along a zinc, lead and silver soil geochemical anomaly, which is 2.4 km in length. Previous drilling has yielded average grades of 3% zinc, 1% lead and 28 g/t silver, with significant credits for copper and vanadium. A scoping study conducted by ProMet Engineers, has estimated some 17,500,000 tonnes to 100m depth. An infill drilling programme is currently being conducted with the intention of upgrading this zone of mineralisation to an open pittable JORC compliant resource/ reserve down to a vertical depth of 150m.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Spence is a full time employee of the Company. Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please contact:
Nigel Forrester
Chairman & CEO
T: ++ 61 8 9322 6311
E: mtb@mountburgess.com


MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0 200 400 800
metres
Section 4.
Section 3.
Section 2.
KRC016
Section 1.
Section 5.
Legend
Zinc Soil Anomaly
2003-2004 Drilling
2006 Drilling
Soil Geochem Sampling Area

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX RELEASE

20 April 2006

MC Research Note on Mount Burgess Mining N.L.

Mount Burgess Mining N.L. (MTB) is pleased to advise that a Research Note on MTB by MC Research is available at its website at www.mountburgess.com.

The Note was commissioned by MTB and is based on publicly available information on the Company which includes previously released presentations made by Company personnel.

The analysis and evaluations of the Company and its projects contained in the Note are the work of MC Research and MTB makes no representation as to their accuracy.

For further information please contact:

Nigel Forrester
Chairman and CEO
Mount Burgess Mining N.L.
Telephone: +61 8 9322 6311
Email: mtb@mountburgess.com
www.mountburgess.com

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX RELEASE

18 April 2006

FURTHER SIGNIFICANT INFILL DRILLING RESULTS, KIHABE BASE METALS PROJECT, BOTSWANA

Assay results using the ICP-OES method have now been received for RC Percussion Hole KRC 015, drilled at 7821474N/500757E at -60°/339° magnetic (Refer to Section Plan attached).

Key Points

As anticipated a broad zone of mineralization was intersected between 89-174m down dip of Percussion Hole KRC 014.

Within this 85m intersection are seven zones which total 60 m averaging 2.05% zinc and 66m averaging 0.76% lead, and include:

Zinc

89 - 93 m	4 m	@ 2.98%
95 - 107 m	12m	@ 2.92%
124 - 127 m	3m	@ 2.81%
166 - 170 m	4m	@ 2.93%

Lead

90 - 92m	2 m	@ 1.08%
103 - 107m	4 m	@ 1.07%
125 - 126m	1 m	@ 1.41%
132 - 133m	1 m	@ 1.28%
140 - 143m	3 m	@ 1.43%
146 - 147m	1 m	@ 1.52%
156 - 158m	2 m	@ 1.50%
167 - 170m	3 m	@ 1.48%
172 - 174m	2 m	@ 1.35%

Silver

125 - 126m	1 m	@ 14.4 g/t
140 - 141m	1 m	@ 42.7 g/t

The mineralization continues to occur as a broad, tabular, steeply dipping sulphidic rich zone within the host quartzite adjacent to a hanging wall dolomite.

KRC 015 was designed to test to - 150m RL down-dip of KRC 014 (which tested the - 100m RL and returned a broad mineralized zone between 29-80m totaling 61 m averaging 1.9% Zinc) which, as previously announced, includes:

Zinc			
	36 - 47 m	11m	@ 3.85%
	71 - 90 m	19m	@ 2.92%
Lead			
	76 - 80 m	4m	@ 0.97%
	87 - 90 m	3m	@ 1.31%
Silver			
	53 - 62 m	9m	@ 7.70 g/t
	71 - 19 m	19m	@ 12.92 g/t
Vanadium			
	37 - 42 m	5 m	@ 224 ppm

Results from both KRC 105 and KRC 014 confirm the extension of this wide zone of significant mineralisation for a further 100m south west of the most western section previously drilled. The widths of mineralisation intersected on this section also indicate the real probability for this zone to extend both at depth and further to the south west.

Previous drill results from Section 1 and Section 2, 100m and 500m respectively north east of this section, appear to confirm lateral continuity of this mineralization to the north east.

Drilling after the Easter Break will drill test a section 100 m north east of Section 1 (see Section Diagram attached).

Previous to the completion of this section (KRC 013/014/015), the Company drilled four wide spaced drill sections along a zinc, lead and silver soil geochemical añomaly, 2.4km in strike length, yielding average grades of 3% zinc, 1% lead and 28 grammes per tonne of silver, with significant credits of copper and vanadium.

A scoping study conducted by ProMet Engineers on this zone of mineralisation, estimated potential for some 17,500,000 open cut tonnes to 100m vertical depth. The current infill drilling programme is being conducted for the purpose of upgrading this zone of mineralisation to a JORC compliant resource, for a probable open cut operation, extending to 150m vertical depth.

KIHABE PROJECT BACKGROUND

The Kihabe project is located in north western Botswana. The Company controls the entire Proterozoic Belt which contains the Kihabe base metals zone of mineralisation which is currently being drilled. This Belt extends from Botswana into Namibia where the Company's Tsumkwe diamond and base metals project is located.

An additional 13 base metal soil geochemical anomalies have been identified within close proximity to Kihabe, which remain essentially untested.

Based upon favourable results from the current infill drilling and metallurgical test work, a pre-feasibility study is planned for completion by December 2006, which in turn, if favourable, will lead to a bankable feasibility study, planned for completion by July 2007.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Spence is a full time employee of the Company. Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please contact:

Nigel Forrester **or** **Martin Spence**
Chairman & CEO — Director of Exploration

Mount Burgess Mining N.L.
Telephone: +61 8 9322 6311
Email: mtb@mountburgess.com
www.mountburgess.com


KRO
KRO
KRO
SE 150
Kalahari Sands
5m@224ppm V
11m@3.85% Zn
9m@7.7g/t Ag
50m RL
4m@0.98% Pb
Quartzite
Dolomite
19m@12.92g/t Ag
3m@1.31% Pb
19m@2.92% Zn
4m@2.98% Zn
12m@2.92% Zn
102m
100m RL
Lower Grade Zone
Higher Grade Zone
includes 60m@2.05% Zn
3m@2.81% Zn
90-92m 2m@1.08% Pb
103-107m 4m@1.07% Pb
125-126m 1m@1.41% Pb
132-133m 1m@1.28% Pb
140-143m 3m@1.43% Pb
146-147m 1m@1.52% Pb
156-158m 2m@1.50% Pb
167-170m 3m@1.48% Pb
172-174m 2m@1.35% Pb
155m
4m@2.93% Zn
150m RL
181m

Section 1

Previously Drilled and Announced


KIH002
KIH001
AP0011
KIH004
KIH003
SE 150
Kalahari Sands
AP11
30m@2.8% Zn
0.9% Pb
21g/t Ag
(70-100m)
50m RL
KIH1
30m@2.4% Zn
0.8% Pb
34g/t Ag
(68-98m)
KIH4
10m@3.0% Zn
1.4% Pb
12g/t Ag
(80-90m)
KIH3
9m@2.5% Zn
1.1% Pb
61g/t Ag
(105-114m)
100m
9m@>4.5% Zn
1.5% Pb
31g/t Ag
(96-105m)
100m RL
120m Abandoned
127m Abandoned
2m@>5.4% Zn
2.7% Pb
194g/t Ag
(110-112m)
2m@64g/t Ag
0.4% Cu
(118-120m)
150m
Lower Grade Zone
Higher Grade Zone
14m@1.8% Zn
0.6% Pb
4.0g/t Ag
(125-139m)
150m RL
Quartzite
Dolomite
200m
>= 0.5% Cu
>= 0.5% Zn
50m

Kihabe Project - Botswana

MOUNT BURGESS MINING N.L.

Kihabe Project - Botswana
2006 Drilling


0 200 400 800
metres
Section 4.
Section 3.
KRC013
KRC014
KRC015
Section 1.
Section 2.
Legend
Zn Soil Anomaly
Section 1.
2003-2004 Drilling
Hole ID
2006 Drilling
Mineralisation Observed
Next Planned Section
Soil Geochem Sampling Area

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX Release

7 April 2006

Drilling Results - Kihabe Base Metals Project, Botswana

Mount Burgess Mining N.L. 100%

The infill drilling programme is continuing on the Company's Base Metals Project at Kihabe in Botswana. The Company has previously drilled four wide spaced drill sections along a zinc, lead and silver soil geochemical anomaly which is 2.4km in length. The previous drilling has yielded average grades of 3% zinc, 1% lead and 28 grammes per tonne of silver, with significant credits of copper and vanadium. A Scoping Study conducted by ProMet Engineers has estimated some 17,500,000 tonnes to 100m depth. Some 4,000 metres are expected to be drilled in the current infill drilling programme for the purpose of upgrading this zone of mineralization to a JORC compliant resource, down to a vertical depth of 150 metres.

Three drill holes have now been completed on a section which is 100m south west of the most western section so far drilled (see diagram attached).

Assaying by ICP-OES has returned the following intersections from RC percussion Drill Hole KRC014 , drilled at Northing 7821511, Easting 500742, -60°/336° magnetic:

Zinc

36-47 m	11 m @	3.85%
71-90 m	19 m @	2.92%

Lead

76-80 m	4 m @	0.97%
87-90 m	3 m @	1.31%

Silver

53-62 m	9 m @	7.7 g/t
71-90 m	19 m @	12.92 g/t

Vanadium

37-42 m	5 m @	224 ppm

Please note drill hole co-ordinates for KRC014 differ slightly from those previously announced as a result of upgrading the accuracy of previous GPS readings.

KRC 015 intersected sulphides as anticipated.

Drill Hole	Northing	Easting	Orientation (dip/magnetic)	From (m)	To (m)	Description
KRC015	7821474	500757	-60°/339°	102	181	Greater than 10% **sulphides**

Consistent with previous drilling the sulphides were intersected in sandstones on the contact with a dolomite.

Assay results from KRC 015 will be announced to the market as soon as they are available.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Spence is a full time employee of the Company. Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please contact:

Nigel Forrester or **Martin Spence**
Chairman & CEO — Director of Exploration

Mount Burgess Mining N.L.
Telephone: +61 8 9322 6311
Email: mtb@mountburgess.com



SE 150
Kalahari Sands
5m@224g/t V
11m@3.85% Zn
9m@7.7g/t Ag
50m RL
4m@0.98% Pb
> 10% Observed Sulphides
19m@12.92g/t Ag
3m@1.31% Pb
19m@2.92% Zn
Awaiting Results
> 10% Observed Sulphides
102m
100m RL
Lower Grade Zone?
Higher Grade Zone?
155m
> 10% Observed Sulphides
Quartzite
Dolomite
150m RL
181m

Section 1

Previously Drilled and Announced



KIH002
KIH001
AP0011
KIH004
KIH003
SE 150
Kalahari Sands
AP11
30m@2.8% Zn
0.9% Pb
21g/t Ag
(70-100m)
50m RL
KIH4
10m@3.0% Zn
1.4% Pb
12g/t Ag
(80-90m)
KIH1
30m@2.4% Zn
0.8% Pb
34g/t Ag
(68-98m)
KIH3
9m@2.5% Zn
1.1% Pb
61g/t Ag
(105-114m)
9m@>4.5% Zn
1.5% Pb
31g/t Ag
(96-105m)
100m
100m RL
120m Abandoned
2m@64g/t Ag
0.4% Cu
(118-120m)
2m@>5.4% Zn
2.7% Pb
194g/t Ag
(110-112m)
127m Abandoned
150m
Lower Grade Zone
Higher Grade Zone
14m@1.8% Zn
0.6% Pb
4.0g/t Ag
(125-139m)
150m RL
Quartzite
Dolomite
>= 0.5% Cu
>= 0.5% Zn
200m

50m

Kihabe Project - Botswana

MOUNT BURGESS MINING N.L.


KRC
KRC
KRC
SE 150°
Kalahari Sands
5m@224g/t V
11m@3.85% Zn
9m@7.7g/t Ag
50m RL
4m@0.98% Pb
> 10%
Observed
Sulphides
19m@12.92g/t Ag
3m@1.31% Pb
19m@2.92% Zn
Awaiting Results
> 10%
Observed
Sulphides
102m
100m RL
Lower
Grade
Zone?
Higher
Grade
Zone?
155m
> 10%
Observed
Sulphides
Quartzite
Dolomite
150m RL
181m

Section 1

Previously Drilled and Announced


KIH002
KIH001
AP0011
KIH004
KIH003
SE 150°
Kalahari Sands
AP11
30m@2.8% Zn
0.9% Pb
21g/t Ag
(70-100m)
50m RL
KIH4
10m@3.0% Zn
1.4% Pb
12g/t Ag
(80-90m)
KIH1
30m@2.4% Zn
0.8% Pb
34g/t Ag
(68-98m)
KIH3
9m@2.5% Zn
1.1% Pb
61g/t Ag
(105-114m)
100m
9m@>4.5% Zn
1.5% Pb
31g/t Ag
(96-105m)
100m RL
120m
Abandoned
2m@64g/t Ag
0.4% Cu
(118-120m)
127m
Abandoned
2m@>5.4% Zn
2.7% Pb
194g/t Ag
(110-112m)
150m
Lower
Grade
Zone
Higher
Grade
Zone
14m@1.8% Zn
0.6% Pb
4.0g/t Ag
(125-139m)
150m RL
Quartzite
Dolomite
200m
>= 0.5% Cu
>= 0.5% Zn
50m

Kihabe Project - Botswana

MOUNT BURGESS MINING N.L.

KRC013, KRC014 and KRC015 Section



SE 150°
Kalahari Sands
5m@224g/t V
11m@3.85% Zn
9m@7.7g/t Ag
50m RL
4m@0.98% Pb
> 10% Observed Sulphides
19m@12.92g/t Ag
3m@1.31% Pb
19m@2.92% Zn
102m
Awaiting Results
> 10% Observed Sulphides
100m RL
Lower Grade Zone?
Higher Grade Zone?
155m
> 10% Observed Sulphides
Quartzite
Dolomite
150m RL
181m

Section 1

Previously Drilled and Announced


KIH002
KIH001
AP0011
KIH004
KIH003
SE 150°
Kalahari Sands
AP11
30m@2.8% Zn
0.9% Pb
21g/t Ag
(70-100m)
50m RL
KIH4
10m@3.0% Zn
1.4% Pb
12g/t Ag
(80-90m)
KIH1
30m@2.4% Zn
0.8% Pb
34g/t Ag
(68-98m)
KIH3
9m@2.5% Zn
1.1% Pb
61g/t Ag
(105-114m)
9m@>4.5% Zn
1.5% Pb
31g/t Ag
(96-105m)
100m
100m RL
120m Abandoned
2m@64g/t Ag
0.4% Cu
(118-120m)
127m Abandoned
2m@>5.4% Zn
2.7% Pb
194g/t Ag
(110-112m)
150m
Lower Grade Zone
Higher Grade Zone
14m@1.8% Zn
0.6% Pb
4.0g/t Ag
(125-139m)
150m RL
Quartzite
Dolomite
>= 0.5% Cu
>= 0.5% Zn
200m
50m

Kihabe Project - Botswana

MOUNT BURGESS MINING N.L.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX Release

29 March 2006

Intersection of Sulphides - Kihabe Base Metals Project, Botswana

Mount Burgess Mining N.L. 100%

The infill drilling programme is continuing on the Company's Base Metals Project at Kihabe in Botswana. The Company has previously drilled four wide spaced drill sections along a zinc, lead and silver soil geochemical anomaly which is 2.4km in length and strikes in a north easterly direction. The previous drilling has yielded average grades of 3% zinc, 1% lead and 28 grammes per tonne of silver, with significant credits of copper and vanadium. Some 4,000 metres are expected to be drilled in the current infill drilling programme for the purpose of upgrading this zone of mineralization to a JORC compliant resource, down to a vertical depth of 150 metres.

Drilling is being conducted on a section which is 100m south west of the most western section so far drilled (see diagram attached). To date two holes have been completed which intersected **sulphides** as anticipated.

Drill Hole	Northing	Easting	Orientation (dip/magnetic)	From (m)	To (m)	Description
KRC013*	7821527	500731	-60°/339°	11	46	Oxidised with boxwork after **sulphides**
				46	72	Disseminated **sulphides**
				72	98	Minor zones of fresh **sulphides**
*Designed to test for mineralization at 50m depth - previously reported on						
KRC014*	7821510	500764	-60°/339°	12	51	Oxidised with boxwork after **sulphides**
				51	129	**Sulphides**/disseminated **sulphides**
				129	149	Decreasing to trace **sulphides**
*Designed to test for mineralization at 100m depth – will be terminated at 155 metres						

Consistent with previous drilling the **sulphides** were intersected in sandstones on the contact with a dolomite. Drilling is continuing with one further hole planned on this section to test for mineralization down to 150m depth.

Assay results from these holes will be announced to the market as soon as they are available. Metallurgical test work on previous drill results from this project have shown that zinc and copper **sulphides** are intimately associated with each other in the form of sphalerite and chalcopyrite. Lead and silver are associated with galena, which in turn is associated with sphalerite.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy. Mr Spence is a full time employee of the Company. Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please contact:
Nigel Forrester
Chairman & CEO
Mount Burgess Mining N.L.
Telephone: +61 8 9322 6311
Email: mtb@mountburgess.com



MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0
200
400
800
metres
Section 4.
Section 3.
KRC013/KRC014
Section
Section 2.
Section 1.
Legend
Zn Soil Anomaly
Section 1
2003-2004 Drilling
Hole ID
Depth (m)
2006 Drilling
Mineralistion Observed (metres)
Soil Geochem Sampling Area

MOUNT BURGESS MINING N.L.
ACN: 009 067 476
Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX Release

23 March 2006

Intersection of Sulphides - Kihabe Base Metals Project, Botswana

Mount Burgess Mining N.L. 100%

The infill drilling programme has now commenced on the Company's Base Metals Project at Kihabe in Botswana. The Company has previously drilled four wide spaced drill sections along a zinc, lead and silver soil geochemical anomaly which is 2.4km in length and strikes in a north easterly direction. The previous drilling has yielded average grades of 3% zinc, 1% lead and 28 grammes per tonne of silver, with significant credits of copper and vanadium.

Some 4,000 metres are expected to be drilled in the current infill drilling programme for the purpose of upgrading this zone of mineralization to a JORC compliant resource.

The first hole in the infill drilling programme, drilled on a section which is 100m south west of the most western section so far drilled (see diagram attached) has intersected **sulphides** as expected.

Drill Hole	Northing	Easting	Orientation (dip/magnetic)	From (m)	To (m)	Description
KRC013	7821527	500731	-60°/339°	11	46	Oxidised with boxwork after **sulphides**
				46	72	Disseminated **sulphides**
				72	98	Minor zones of fresh **sulphides**

Consistent with previous drilling the **sulphides** were intersected in sandstones on the contact with a dolomite, which in this hole was at 98m. The hole was terminated in dolomite at 102m. Drilling is continuing on this section.

Assay results from this hole will be announced to the market as soon as they are available.

Metallurgical test work on previous drill results from this project have shown that zinc and copper **sulphides** are intimately associated with each other in the form of sphalerite and chalcopyrite. Lead and silver are associated with galena, which in turn is associated with sphalerite.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy.

Mr Spence is a full time employee of the Company.

Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

For further information please contact:
Nigel Forrester
Chairman & CEO
Mount Burgess Mining N.L.
Telephone: +61 8 9322 6311
Email: mtb@mountburgess.com



MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
2006 Drilling
0 200 400 800
metres
Section 4.
Section 3.
KRC013
Section
Section 2.
Section 1.
Legend
Zn Soil Anomaly
Section 1.
2003-2004 Drilling
2006 Drilling
Mineralistion Observed (metres)
Soil Geochem Sampling Area

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

ASX Release

17 March 2006

COMMENCEMENT OF DRILLING, KIHABE BASE METALS PROJECT, BOTSWANA

(Mount Burgess Mining N.L. 100%)

After several weeks of delay caused by exceptionally high rainfall, an RC drilling rig has finally managed to mobilise to site to commence an infill drilling programme at the Company's Kihabe Base Metals Project in Western Botswana.

Four widely spaced drill sections have so far been drilled by the Company along a soil geochemical zinc anomaly, 2.4 km long, yielding average grades of 3% zinc, 1% lead and 28 g/t silver, with significant credits for copper (up to 0.34%) and vanadium. (Refer to the Projects Section at the Company's website www.mountburgess.com)

Some 4,000 metres are planned to be drilled in this infill drilling programme, for the purpose of upgrading this zone of mineralisation into a JORC compliant resource.

Drilling results will be reported on as they become available.

For further information please contact:

Nigel Forrester
Chairman & CEO
Mount Burgess Mining N.L.
Telephone: +61 8 9322 6311
Email: mtb@mountburgess.com

MOUNT BURGESS MINING N.L.

ABN 31 009 067 476

CONSOLIDATED FINANCIAL REPORT

FOR THE

HALF YEAR ENDED

31 DECEMBER 2005

This Financial Report contains information required under ASX Listing Rule 4.2A and should be read in conjunction with the Annual Report 2005.

The Directors of Mount Burgess Mining N.L. herewith submit the financial report for the half year ended 31 December 2005. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

Directors

The names of the Directors of the Company who have held office during or since the end of the half year are:

Nigel Raymond Forrester (Chairman and Managing Director)
Martin Lindsay Spence
Godfrey Edward Taylor
Ronald William O'Regan
Alfred Patrick Stirling

REVIEW OF OPERATIONS

Overview

(a) The objectives of the consolidated entity are to explore for and in the event of discovery, develop commercial deposits of mineral resources. To this end, the consolidated entity is currently exploring for gold and base metals, at Telfer in Western Australia, for diamonds at Tsumkwe in Namibia and for base metals at Tsumkwe in Namibia and at Kihabe in Botswana.

(b) Performance and indicators used by management in carrying out the above objectives include:

- Assessing and reviewing the likeliness of making a discovery through exploration
- Assessing the risks and rewards relative to the costs of exploration and the values of the minerals being explored for.

(c) As the consolidated entity is involved only in exploration at this stage, any significant commercial discovery could have a significant impact on the capitalisation of the consolidated entity. However, inherent in all exploration are risk factors relative to rates of success. Even beyond exploration at the point of resource development risks prevail relative to fluctuations in commodity prices and political risk.

Operations and Principal Activities

(a) The main business activity of the consolidated entity during the six months consisted of:

- The review of the deep diamond drilling data from the Company's Telfer gold project conducted by Barrick Gold of Australia Limited (Barrick). Since 31st December 2005 Barrick has informed the Company of its withdrawal from the Telfer Joint Venture. Consequently , the Company has commenced an in house resource estimate based on historical drilling data acquired from the Tim's Dome prospect results of which will be released to the market upon completion.

- Further drilling of geophysical anomalies in the search for kimberlites at the Company's diamond exploration project at Tsumkwe in Namibia

- The completion of a scoping study which showed the positive potential for the future development of the Company's Kihabe base metals project in Botswana, subject to further infill drilling producing similar results to those produced from the wide spaced drilling conducted to date.

Funds applied to the various exploration activities were as follows:

	31 Dec 2005 Half year	2005 year	2004 year	2003 year	2002 year
	$	$	$	$	$
Exploration for gold and base metals in Western Australia	275,815[1]	3,180,318[2]	476,862[3]	335,206	840,880

[1]Expenditure borne by Barrick Gold of Australia Limited as part of its joint venture commitment amounted to $260,000.

[2]Expenditure borne by Barrick Gold of Australia Limited as part of its joint venture commitment amounted to $3,100,000

[3]Expenditure borne by Barrick Gold of Australia Limited as part of its joint venture commitment amounted to $300,000.

	31 Dec 2005 Half year	2005 year	2004 year	2003 year	2002 year
	$	$	$	$	$
Exploration for diamonds in Namibia	649,879	1,467,905	1,175,694	1,943,701	1,634,435

	31 Dec 2005 Half year	2005 year	2004 year	2003 year	2002 year
	$	$	$	$	$
Exploration for base metals in Namibia and Botswana	112,545	118,565	396,720	140,314	1,803

	31 Dec 2005 Half year	2005 year	2004 year	2003 year	2002 year
	$	$	$	$	
Exploration in other overseas projects	-	-	-	7,694	18,599

(b) As the consolidated entity was involved only in resource exploration during the six months there were not any returns to shareholders by way of dividends and increase in shareholder funds. Between 2001 and 2005 the Company's shares traded as follows:

31 Dec 2005 Half year		2005 year		2004 year		2003 year		2002 year	
High	Low	High	Low	High	Low	High	Low	High	Low
cents	cents	cents	cents	cents	cents	cents	cents	cents	cents
13.5	7	17.5	7.5	18	6.9	17	5	9	6

Ongoing resource exploration expenditure for the remainder of the year is anticipated to be in the region of $1 million.

Financial Conditions

(a) Further resource exploration requirements beyond the consolidated entity's current cash resources can only be funded from further capital raisings, securing funding from incoming joint venture partners, or the sale of equity in the projects.

On December 8th 2005 the Company announced that it has raised $706,500 to be applied to working capital, geophysical programmes and drilling on the Company's diamond and base metals projects in Namibia and Botswana. It further announced that it planned to commence an infill drilling programme in January 2006 at its Kihabe base metals project in Botswana. Some $270,000 planned to have been spent on this programme to date has been absorbed through delays to the commencement of drilling caused by abnormally wet weather and also because the Company was required to meet expenditure on its Telfer Project after the withdrawal of its joint venture partner.

As the Company intends to maintain its current pace of exploration particularly in regard to defining a resource at its Kihabe Base Metals project in Botswana, further capital raisings will be required.

(b) At the end of the six month period, the consolidated entity had cash resources of $573,054. At the date of this report, relying on VAT refunds, the consolidated entity has cash resources of $335,690 and an unused overdraft facility of $150,000.

(c) There were no other resources available to the consolidated entity, that are not reflected in the balance sheet, other than the availability to raise further funds through the issue of shares, securing funding from incoming joint venture partners or the sale of equity in projects.

(d) As the consolidated entity was involved only in resource exploration during the six months there was not any cash generated from operations.

During the six months to 31 December 2005, the consolidated entity completed the following capital raisings:

- On 5 September 2005, the Company placed 7,000,000 shares at $0.10 per share to raise $700,000
- On 8 December 2005, the Company placed 7,850,000 shares at $0.09 per share to raise $706,500

The cost of the above capital raisings amounted to $82,120.

(e) The financial condition of the consolidated entity was not impacted by any legislation or other external requirements during the reporting period. It is not currently foreseen that the financial condition will be materially affected by such issues in future reporting periods.

Auditor Independence

Pursuant to the provision of Section 307C of the Corporations Act 2001, the directors of the consolidated entity have obtained a declaration of independence by the groups' auditors. A copy of the declaration is attached to this report.

Signed in accordance with a resolution of directors made pursuant to s.306(3) of the Corporations Act 2001.

On behalf of the Directors

N R Forrester
Chairman and Managing Director

Signed at Perth this 15th day of March 2006

DIRECTORS' DECLARATION FOR THE HALF YEAR TO 31 DECEMBER 2005

The Directors declare that:

a) The financial statements and notes thereto comply with accounting standards;

b) The financial statements and notes thereto give a true and fair view of the financial position and performance of the Consolidated entity;

c) In the Directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001; and

d) In the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors made pursuant to s.303(5) of the Corporations Act 2001.

On behalf of the Directors

N R Forrester
Chairman and Managing Director

Signed at Perth this 15th day of March 2006

CONSOLIDATED INCOME STATEMENT

	Consolidated	
	Half Year ended 31 Dec 2005	Half Year ended 31 Dec 2004
	$	$
Revenue	7,740	5,786
Administration expenses	(453,433)	(470,357)
Borrowing costs	(1,597)	(704)
Exploration interests written off	(70,043)	-
Other expenses	(8,093)	(10,798)
Loss before income tax expense	(525,426)	(476,073)
Income tax expense	-	-
Net Loss for the period	(525,426)	(476,073)
Basic Loss per Share (cents per share)	(0.31)	(0.34)
Diluted Loss per Share (cents per share)	(0.31)	(0.34)

CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2005

	Consolidated	
	31 December 2005	30 June 2005
	$	$
CURRENT ASSETS		
Cash assets	573,054	538,040
Receivables	74,535	44,358
TOTAL CURRENT ASSETS	647,589	582,398
NON CURRENT ASSETS		
Plant and equipment	71,992	82,685
Exploration interests	12,144,307	11,440,660
TOTAL NON CURRENT ASSETS	12,216,299	11,523,345
TOTAL ASSETS	12,863,888	12,105,743
CURRENT LIABILITIES		
Payables	90,916	194,208
Interest bearing liabilities	21,652	25,540
Provisions	33,701	33,093
TOTAL CURRENT LIABILITIES	146,269	252,841
NON CURRENT LIABILITIES		
Interest bearing liabilities	8,526	11,403
TOTAL NON CURRENT LIABILITIES	8,526	11,403
TOTAL LIABILITIES	154,795	264,244
NET ASSETS	12,709,093	11,841,499
EQUITY		
Issued capital	31,438,356	30,113,976
Reserves	178,612	109,972
Accumulated losses	(18,907,875)	(18,382,449)
TOTAL EQUITY	12,709,093	11,841,499

Notes to the financial statements are included on pages 9 – 17

CONSOLIDATED CASH FLOW STATEMENT FOR THE HALF YEAR ENDED 31 DECEMBER 2005

	Consolidated	
	Half Year ended 31 Dec 2005 $	Half Year ended 31 Dec 2004 $
Cash flows from operating activities		
Payments to suppliers and employees	(386,832)	(475,163)
Interest and bill discounts received	7,740	5,786
Interest and other costs of finance paid	(1,597)	(704)
Net cash used in operating activities	(380,689)	(470,081)
Cash flows from investing activities		
Payment for plant and equipment	(4,665)	-
Exploration, development and evaluation expenditure	(914,152)	(814,277)
Net cash used in investing activities	(918,817)	(814,277)
Cash flows from financing activities		
Proceeds from issues of equity securities	1,406,500	1,552,400
Payment for share issue costs	(82,120)	(32,291)
Repayment of lease liabilities	(6,764)	(3,940)
Net cash provided by financing activities	1,317,616	1,516,169
Net increase in cash and cash equivalents	18,110	231,811
Cash and cash equivalents at the beginning of the half -year	538,041	92,726
Effects of exchange rate changes on the balance of cash held in foreign currencies	16,903	-
Cash and cash equivalents at the end of the half-year	573,054	324,537

STATEMENT OF CHANGES IN EQUITY

	Consolidated	
	Half Year 2005 $	Half Year 2004 $
SHARE CAPITAL		
Ordinary shares		
Balance at start of period	30,113,976	27,182,417
Issues of share capital	1,406,500	1,552,400
Share issue costs	(82,120)	(32,291)
Total share capital	31,438,356	28,702,526
RESERVES		
Asset realisation reserve		
Balance at start of period	109,972	109,972
Increase/(decrease)	-	-
Balance at end of period	109,972	109,972
Employee equity settled benefits reserve		
Balance at start of period	-	-
Increase/(decrease)	68,640	-
Balance at end of period	68,640	-
Total reserves	178,612	109,972
ACCUMULATED LOSSES		
Balance at start of period	18,382,449	17,209,582
Loss for the period	525,426	476,073
Balance at end of period	18,907,875	17,685,655
Net income recognised directly in equity	-	-
Loss for the period	(525,426)	(476,073)
Total recognised income and expense for the period	(525,426)	(476,073)

Notes to the financial statements are included on pages 9 – 17

CONSOLIDATED CASH FLOW STATEMENT FOR THE HALF YEAR ENDED 31 DECEMBER 2005

	Consolidated	
	Half Year ended 31 Dec 2005 $	Half Year ended 31 Dec 2004 $
Cash flows from operating activities		
Payments to suppliers and employees	(386,832)	(475,163)
Interest and bill discounts received	7,740	5,786
Interest and other costs of finance paid	(1,597)	(704)
Net cash used in operating activities	(380,689)	(470,081)
Cash flows from investing activities		
Payment for plant and equipment	(4,665)	-
Exploration, development and evaluation expenditure	(914,152)	(814,277)
Net cash used in investing activities	(918,817)	(814,277)
Cash flows from financing activities		
Proceeds from issues of equity securities	1,406,500	1,552,400
Payment for share issue costs	(82,120)	(32,291)
Repayment of lease liabilities	(6,764)	(3,940)
Net cash provided by financing activities	1,317,616	1,516,169
Net increase in cash and cash equivalents	18,110	231,811
Cash and cash equivalents at the beginning of the half -year	538,041	92,726
Effects of exchange rate changes on the balance of cash held in foreign currencies	16,903	-
Cash and cash equivalents at the end of the half-year	573,054	324,537

STATEMENT OF CHANGES IN EQUITY

	Consolidated	
	Half Year 2005 $	Half Year 2004 $
SHARE CAPITAL		
Ordinary shares		
Balance at start of period	30,113,976	27,182,417
Issues of share capital	1,406,500	1,552,400
Share issue costs	(82,120)	(32,291)
Total share capital	31,438,356	28,702,526
RESERVES		
Asset realisation reserve		
Balance at start of period	109,972	109,972
Increase/(decrease)	-	-
Balance at end of period	109,972	109,972
Employee equity settled benefits reserve		
Balance at start of period	-	-
Increase/(decrease)	68,640	-
Balance at end of period	68,640	-
Total reserves	178,612	109,972
ACCUMULATED LOSSES		
Balance at start of period	18,382,449	17,209,582
Loss for the period	525,426	476,073
Balance at end of period	18,907,875	17,685,655
Net income recognised directly in equity	-	-
Loss for the period	(525,426)	(476,073)
Total recognised income and expense for the period	(525,426)	(476,073)

Notes to the financial statements are included on pages 9 – 17

1 BASIS OF PREPARATION

The consolidated entity's half-year financial report is a general purpose financial report prepared in accordance with AASB 134 Interim Financial Reporting and the Corporations Act 2001. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 Interim Financial Reporting. The half year financial report does not include notes of the type normally included in an annual financial report and should be read in conjunction with the 2005 annual financial report.

The consolidated entity changed its accounting policies on 1 July 2005 to comply with A-IFRS. The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards, with 1 July 2004 as the date of transition. An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity's financial position, financial performance and cash flows is discussed in note 6.

The accounting policies set out below have been applied in preparing the financial statements for the half-year ended 31 December 2005, the comparative information presented in these financial statements, and in the preparation of the opening A-IFRS balance sheet at 1 July 2004 (as disclosed in note 6), the consolidated entity's date of transition, except for the accounting policies in respect of financial instruments. The consolidated entity has not restated comparative information for financial instruments, including derivatives, as permitted under the first-time adoption transitional provisions. The accounting policies for financial instruments applicable to the comparative information are consistent with those adopted and disclosed in the lodged 2005 annual financial report. The effect of changes in the accounting policies for financial instruments on the balance sheet at 1 July 2005 is NIL.

GOING CONCERN

The financial statements have been prepared on the basis that the consolidated entity is a going concern, which contemplates the continuity of normal business activity, realisation of assets and the settlement of liabilities in the normal course of business.

If the consolidated entity chooses to maintain its current high level of exploration expenditure, it will have to raise additional capital. The consolidated entity has utilised this option in the past. If the consolidated entity does not raise additional capital in the short term it can continue as a going concern by substantially reducing exploration expenditure until funding is available and/or entering joint venture arrangements.

The Directors are of the opinion that the basis upon which the financial statements are prepared is appropriate in the circumstances. However, if an event were to arise where the consolidated entity could not raise additional equity capital or reduce its current rate of exploration expenditure by entering into joint ventures in order to remain as a going concern, there is no certainty as to whether the consolidated entity could realise assets at the amounts as shown in the financial statements and extinguish liabilities in the normal course of business.

Significant accounting policies

The following significant accounting policies have been adopted in the preparation and presentation of the half-year financial report:

(a) **Cash and cash equivalents**

Cash and cash equivalents comprise cash on hand, cash in banks and investments in money market instruments, net of outstanding bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

(b) **Exploration and Development Expenditure**

Exploration and evaluation expenditures in relation to separate areas of interest are capitalised in the year in which they are incurred and are carried at cost less accumulated impairment losses where the following conditions are satisfied:

- The rights to tenure of the area of interest are current; and
- At least one of the following conditions is also met:
    - The exploration and evaluation expenditures are expected to be recouped through successful development and exploration of the area of interest , or alternatively, by its sale; or
    - Exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

Capitalised exploration costs are reviewed each reporting date to determine whether an indication of impairment exists. If any such indication exists, the recoverable amount of the capitalised exploration costs is estimated to determine the extent of the impairment loss (if any). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in previous years.

Development expenditure is recognised at cost less accumulated amortisation and any impairment losses. Where commercial production in an area of interest has commenced, the associated costs are amortised over the estimated economic life of the field on a units of production basis.

Changes in factors such as estimates of proved and probable reserves that affect unit of production calculations are dealt with on a prospective basis.

(c) **Plant and equipment**

Plant and equipment and equipment under finance lease are stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item.

The cost of each item of plant and equipment is written off over its estimated useful life to its estimated residual value. Depreciation is calculated on a diminishing value or straight line basis. Each items economic life has due regard to both its own physical limitations and to present assessments of economically recoverable resources of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives and residual values are made annually. The following estimated useful lives are used in the calculation of depreciation:

Plant, equipment and vehicles	2 - 15 years
Leased equipment and vehicles	3 - 5 years

Depreciation relating directly to plant and equipment utilised in exploration activities is allocated to particular areas of interest.

(d) **Impairment of assets**

At each reporting date, the consolidated entity reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any).

The recoverable amount of an asset is the higher of fair value less costs to sell and value in use.

An impairment loss is recognised in profit or loss immediately. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised in profit or loss immediately.

(e) **Income tax**

Current tax

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or tax loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax

Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax liabilities are recognised for all taxable temporary differences.

Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the consolidated entity expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

(f) **Leases**

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Finance leases are initially recognised at their fair value or, if lower, at amounts equal to the present value of the minimum lease payments, each determined at the inception of the lease. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period. Lease payments for operating leases are recognised as expenses on a straight line basis over the lease term, unless systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(g) **Employee Benefits**
Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave and sick leave when it is probable that settlement will be required and they are capable of being measured reliably.

Provisions made in respect of employee benefits expected to be settled within 12 months, are measured at their nominal values, using the remuneration rate expected to apply at the time of settlement.

Provisions made in respect of employee benefits which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the consolidated entity in respect of services provided by employees up to the reporting date.

(i) **Receivables**
Trade receivables and other receivables are recorded at amortised cost less impairment.

(j) **Payables**
Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services

(k) **Financial Instruments issued by the Consolidated Entity**
Debt and Equity Instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued

(l) **Foreign currency**

Foreign currency transactions

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date.

Exchange differences are recognised in the profit and loss.

(m) **Joint Venture Operations**
Interest in joint venture operations are reported in the financial statements by including the consolidated entity's share of assets employed in the joint ventures, the share of liabilities incurred in relation to joint ventures and the share of any expenses incurred in relation to joint ventures in their respective classification categories.

(n) **Share-based payments**
Equity-settled share-based payments granted after 7 November 2002 that were unvested as of 1 January 2005 are measured at fair value at the date of the grant. Fair value is measured by use of a binomial model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the consolidated entity's estimate of shares that will eventually vest.

(o) **Provisions**

Provisions are recognised when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

(p) **Goods and services tax**

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

i where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or

ii for receivables and payables which are recognised inclusive of GST

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables. Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(q) **Principles of consolidation**

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the consolidated entity, being the company (the parent entity) and its subsidiaries as defined in Accounting Standard AASB 127 Consolidated and Separate Financial Statements. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. If, after reassessment, the fair values of the identifiable net assets acquired exceeds the cost of acquisition, the deficiency is credited to profit and loss in the period of acquisition.

The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised.

The consolidated financial statements include the information and results of each subsidiary from the date on which the company obtains control and until such time as the company ceases to control such entity. In preparing the consolidated financial statements, all inter-company balances and transactions, and unrealised profits arising within the consolidated entity are eliminated in full.

2. SUBSEQUENT EVENTS

Since 31st December 2005, Barrick Gold of Australia Limited has informed the Company of its withdrawal from the Telfer Joint Venture. Whilst this year's annual expenditure has been met, the Company's exploration expenditure commitment will increase by a further $440,000 per annum unless expenditure exemptions are granted or successful negotiations to introduce another joint venture party.

No other matters or circumstances of which the directors are aware, other than those referred to in the financial statements or notes thereto, have arisen since the end of the year which significantly affect, or may significantly affect the operations, results or state of affairs of the consolidated entity in subsequent financial periods.

3 CHANGES IN COMPOSITION OF THE CONSOLIDATED ENTITY

There were no changes to the composition of the consolidated entity during the half year.

4 ISSUANCES OF SECURITIES

During the half year reporting period, the consolidated entity issued 14,850,000 ordinary shares to raise $1,349,405 (2004: 18,240,000 $1,520,109). See details of placements on page 5 of the Director's report under the heading Financial Conditions.

The consolidated entity issued 3,000,000 share options (2004 Nil) over ordinary shares under its share option plan during the half year reporting period. These share options had a fair value at grant date of $0.023 per share option.

5 SEGMENT INFORMATION FOR THE HALF YEAR ENDING 31 DECEMBER 2005

The Company operates in Australia, Namibia and Botswana in the area of mineral exploration.
In Australia the exploration focus is on gold and base metals.
In Namibia the exploration focus is on diamonds and base metals.
In Botswana the exploration focus is on base metals.

Geographical Segments.

	2005 Half Year ended 31 Dec 2005	2004 Half Year ended 31 Dec 2004	2005 Half Year ended 31 Dec 2005	2004 Half Year ended 31 Dec 2004	2005 Half Year ended 31 Dec 2005	2004 Half Year ended 31 Dec 2004
	$	$	$	$	$	$
Segment Revenues	External sales		Inter -segment Sales		Total	
Australia	-	-	-	-	-	-
Namibia	-	-	-	-	-	-
Botswana	-	-	-	-	-	-
Total of all segments	-	-	-	-	-	-
Unallocated corporate revenue					7,740	5,786
Consolidated total revenue					7,740	5,786

Segment Results		
Australia	(70,043)	-
Namibia	-	-
Botswana	-	-
Total of all segments	(70,043)	-
Unallocated corporate revenue	7,740	5,786
Unallocated corporate expenses	(463,123)	(481,859)
Loss before income tax expense	(525,426)	(476,073)
Income tax expense	-	-
Consolidated net loss for the period	(525,426)	(476,073)

6 IMPACTS OF ADOPTING THE AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated entity changed its accounting policies to comply with Australian equivalents to International Financial Reporting Standards (A-IFRS). The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards, with 1 July 2004 as the date of transition, except for financial instruments where the date of transition is 1 July 2005.
An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity's financial position financial performance and cash flows is set out in the following tables and the notes that accompany the tables.

Effect of A-IFRS on the income statement for the half year ended 31 December 2004 and the financial year ended 30 June 2005.

	Notes	*Consolidated* 31-Dec-04 Superseded Policies * $	Effect of Transition to A-IFRS $	A-IFRS $	*Consolidated* 30-Jun-05 Superseded Policies * $	Effect of Transition To A-IFRS $	A-IFRS $
Revenue	(a)	5,786	-	5,786	38,985	(22,084)	16,901
Administration expenses		(470,357)	-	(470,357)	(808,189)	-	(808,189)
Borrowing costs		(704)	-	(704)	(2,345)	-	(2,345)
Exploration interests written off		-	-	-	(379,210)	-	(379,210)
Other expenses		(10,798)	-	(10,798)	(22,108)	22,084	(24)
Loss before income tax		(476,073)	-	(476,073)	(1,172,867)	-	(1,172,867)
Income tax expense		-		-	-		-
Loss from continuing operati		(476,073)	-	(476,073)	(1,172,867)	-	(1,172,867)
Net loss for the period		(476,073)	-	(476,073)	(1,172,867)	-	(1,172,867)
Loss attributable to members of the parent entity		(476,073)	-	(476,073)	(1,172,867)	-	(1,172,867)

* Reported financial results under previous Australian GAAP.

Effect of A-IFRS on the balance sheet as at 1 July 2004

	Notes	Consolidated Superseded Policies * $	Effect of Transition To A-IFRS $	A-IFRS $
CURRENT ASSETS				
Cash		92,726	-	92,726
Receivables		51,464	-	51,464
TOTAL CURRENT ASSETS		144,190	-	144,190
NON CURRENT ASSETS				
Plant + equipment		55,183	-	55,183
Exploration interests		10,153,082	-	10,153,082
TOTAL NON CURRENT ASSETS		10,208,265	-	10,208,265
TOTAL ASSETS		10,352,455	-	10,352,455
CURRENT LIABILITIES				
Payables		198,026	-	198,026
Interest bearing liabilities		8,043	-	8,043
Provisions		43,244	-	43,244
TOTAL CURRENT LIABILITIES		249,313	-	249,313
NON CURRENT LIABILITIES				
Interest bearing liabilities		20,335	-	20,335
TOTAL NON CURRENT LIABILITIES		20,335	-	20,335
TOTAL LIABILITIES		269,648	-	269,648
NET ASSETS		10,082,807	-	10,082,807
EQUITY				
Share capital		27,182,417	-	27,182,417
Reserves		109,972	-	109,972
		27,292,389	-	27,292,389
Accumulated losses		(17,209,582)	-	(17,209,582)
TOTAL EQUITY		10,082,807	-	10,082,807

* Reported financial position for the financial year ended 30 June 2004.

Effect of A-IFRS on the balance sheet as at 30 June 2005 and 31 December 2004.

	Notes	Consolidated 30-Jun-05			Consolidated 31-Dec-04		
		Superseded Policies *	Effect of Transition to A-IFRS	A-IFRS	Superseded Policies *	Effect of Transition To A-IFRS	A-IFRS
		$	$	$	$	$	$
CURRENT ASSETS							
Cash		538,040	-	538,040	324,537	-	324,537
Receivables		44,358	-	44,358	52,723	-	52,723
TOTAL CURRENT ASSETS		582,398	-	582,398	377,260	-	377,260
NON CURRENT ASSETS							
Plant + equipment		82,685	-	82,685	41,833	-	41,833
Exploration interests		11,440,660	-	11,440,660	10,961,054	-	10,961,054
TOTAL NON CURRENT ASSETS		11,523,345	-	11,523,345	11,002,887	-	11,002,887
TOTAL ASSETS		12,105,743	-	12,105,743	11,380,147	-	11,380,147
CURRENT LIABILITIES							
Accounts payable		194,208	-	194,208	185,856	-	185,856
Interest bearing liabilities		25,540	-	25,540	8,377	-	8,377
Provisions		33,093	-	33,093	43,010	-	43,010
TOTAL CURRENT LIABILITIES		252,841	-	252,841	237,243	-	237,243
NON CURRENT LIABILITIES							
Interest bearing liabilities		11,403	-	11,403	16,061	-	16,061
TOTAL NON CURRENT LIABILITIES		11,403	-	11,403	16,061	-	16,061
TOTAL LIABILITIES		264,244	-	264,244	253,304	-	253,304
NET ASSETS		11,841,499	-	11,841,499	11,126,843	-	11,126,843
EQUITY							
Share capital		30,113,976	-	30,113,976	28,702,526	-	28,702,526
Reserves		109,972	-	109,972	109,972	-	109,972
		30,223,948	-	30,223,948	28,812,498	-	28,812,498
Accumulated losses		(18,382,449)	-	(18,382,449)	(17,685,655)	-	(17,685,655)
TOTAL SHAREHOLDERS EQUITY		11,841,499	-	11,841,499	11,126,843	-	11,126,843

*Reported financial position under previous Australian GAAP.

Effect of A-IFRS on the cash flow statement

There are no material differences between the cash flow statement presented under A-IFRS and the cash flow statement presented under the superseded policies.

(a) Revenue

Under superseded policies, the consolidated entity recognised the gain or loss on disposal of property, plant and equipment on a gross basis by recognising the proceeds from sale as revenue, and the carrying amount of the property, plant and equipment disposed as an expense. Under A-IFRS, the gain or loss on disposal is recognised on a net basis, and is classified as income, rather than revenue. Accordingly, the gross amounts have been reclassified within the income statement for A-IFRS reporting purposes. Revenue decreased by $22,084 for the financial year ended 30 June 2005. This is a reclassification and did not impact upon the profit or loss of the consolidated entity.

Deloitte Touche Tohmatsu
A.B.N. 74 490 121 060

Woodside Plaza
Level 14
240 St. Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

DX 206
Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au

The Board of Directors
Mount Burgess Mining N.L.
Level 4, 109 St Georges Terrace
Perth WA 6000

15 March 2006

Dear Board Members

Mount Burgess Mining N.L.

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Mount Burgess Mining N.L.

As lead audit partner for the review of the financial statements of Mount Burgess Mining N.L. for the half year ended 31 December 2005 I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(ii) any applicable code of professional conduct in relation to the review.

Yours sincerely

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

A T Richards
Partner
Chartered Accountants

Member of
Deloitte Touche Tohmatsu

ABN 74 490 121 060

Woodside Plaza
Level 14
240 St Georges Terrace
Perth WA 6000
GPO Box A46
Perth WA 6837 Australia

DX 206
Tel: +61 (0) 8 9365 7000
Fax: +61 (0) 8 9365 7001
www.deloitte.com.au

Independent review report to the members of Mount Burgess Mining NL

Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity, accompanying notes to the financial statements and the directors' declaration for the consolidated entity for the half-year ended 31 December 2005 as set out on pages 6 to 17. The consolidated entity comprises both Mount Burgess Mining NL (the company) and the entities it controlled at the end of the half-year or from time to time during the half-year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review Approach

We have performed an independent review of the financial report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the Corporations Act 2001, Accounting Standards AASB 134 'Interim Financial Reporting' and AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards" and other mandatory professional reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and performance as represented by the results of its operations and its cash flows, and in order for the company to lodge the financial report with the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. A review is limited primarily to inquiries of the entity's personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Mount Burgess Mining NL is not in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2005 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standards AASB 134 'Interim Financial Reporting' and AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards" and the Corporations Regulations 2001.

Deloitte Touche Tohmatsu

DELOITTE TOUCHE TOHMATSU

AT Richards

AT Richards
Partner
Chartered Accountants
Perth, 15 March 2006

CHANGE OF DIRECTOR'S INTEREST NOTICE

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**MOUNT BURGESS MINING N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ronald William O'Regan
Date of last notice	2 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Direct**	**Indirect**	**Indirect**	**TOTAL**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Ronald William O'Regan	Mrs Jennifer O'Regan (spouse)	Swan Alley Nominees ISA a/c (held in Citicorp Nominees)	
Date of change	3 March 2006			
No. of securities held prior to change **Unlisted Options**	1,963,200 1,000,000	1,136,800	550,000	3,650,000 1,000,000
Class A **Class B**	Ord Fl Pd Unlst Opt			
Number acquired...Class B	500,000			
Number disposed...Class B	Nil – Expiry of 500,000 unlisted options as notified to ASX on 4/1/06			

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil – (Black-Scholes valuation as at 5 Jan 2006 is $0.051 per option.) The options are exercisable at 25 cents per option, expiry date 31/12/2011.			
No. of securities held after change	1,963,200 1,000,000	1,136,800	550,000	3,650,000 1,000,000
Nature of Change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of unlisted options from the Company's ESOP.			

Part 2 - Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged: 10 March 2006

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**MOUNT BURGESS MINING N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Godfrey Edward Taylor
Date of last notice	24 October 2005

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Fortel Pty Ltd E A Taylor Taylor Investments
Date of change	3 March 2006
No. of securities held prior to change	2,247,339 fully paid shares 1,000,000 unlisted Employee Share Options
Class	
Number acquired	500,000 unlisted Employee Share Options
Number disposed	Nil – (Expiry of 500,000 unlisted options from the Company's Employee Share Option Plan as advised to ASX on 4 January 2006.)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Nil (Black-Scholes valuation as at 5 January 2006 was $0.051 per option)
No. of securities held after change	2,247,339 fully paid shares 1,000,000 unlisted Employee Share Options

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Grant of unlisted options from the Company's Employee Share Option Plan. The options are exerciseable at 25 cents per option and expire on 31/12/2011.

Part 2 – Change of director's interests in contracts

Note: *In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.*

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Date Lodged: 10 March 2006

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**MOUNT BURGESS MINING N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nigel Raymond Forrester
Date of last notice	2 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
DIRECT INTEREST	Nigel Raymond Forrester
INDIRECT INTEREST	Caroline Forrester (daughter) Claire Forrester (daughter)
	Jan Forrester (spouse) EST D M Forrester (late mother)
	Salto Pty Ltd Beta Man Svc. S/F a/c
Date of change	3 March 2006
No. of securities held prior to change **DIRECT INTEREST**	
Nigel Raymond Forrester	5,997,576 ordinary fp shares 1,000,000 unlisted options
INDIRECT INTEREST **Caroline Forrester (daughter)**	273,000 ordinary fp shares
Claire Forrester (daughter)	61,000 ordinary fp shares
Jan Forrester (spouse)	421,910 ordinary fp shares 1,000,000 unlisted options
Est DM Forrester (late mother)	13,860 ordinary fp shares
Salto Pty Ltd **Beta Man Svc S/F a/c**	1,000,000 ordinary fp shares 3,570,000 ordinary fp shares

+ See chapter 19 for defined terms.

TOTAL	11,337,346 ordinary fp shares 1,750,000 unlisted options
Class	Ordinary fp shares Unlisted Options
Number acquired	750,000 unlisted options from the Company's Employee Share Option Plan. (500,000 Direct and 250,000 Indirect)
Number Disposed	Nil – Expiry of 750,000 Options from ESOP as notified to ASX on 4 January 2006 (500,000 Direct and 250,000 Indirect)
Consideration	Nil – (Black-Scholes valuation as at 5 January 2006 was $0.051 per option)
No. of securities held after change	
DIRECT INTEREST Nigel Raymond Forrester	5,997,576 ordinary fp shares 1,000,000 unlisted options (exerciseable at 25 cents per option – expiry 31/12/2006)
INDIRECT INTEREST Caroline Forrester (daughter) Claire Forrester (daughter) Jan Forrester (spouse) Est DM Forrester (late mother) Salto Pty Ltd Beta Man Svc S/F a/c	273,000 ordinary fp shares 61,000 ordinary fp shares 421,910 ordinary fp shares 1,000,000 unlisted options 13,860 ordinary fp shares 1,000,000 ordinary fp shares 3,570,000 ordinary fp shares
TOTAL	11,337,346 ordinary fp shares 2,000,000 unlisted options
Nature of Changes	Grant of unlisted options from the Company's Employee Share Option Scheme following approval at an EGM held in February 2006.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	

+ See chapter 19 for defined terms.

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged: 10 March 2006

+ See chapter 19 for defined terms.

MALLESONS STEPHEN JAQUES

Confidential communication

8 March 2006

Attention: Company Secretary
Mount Burgess Mining N.L.
Level 4
109 St George's Terrace
PERTH WA 6000
Fax (08) 9322 4607

Company Announcements Platform
Australian Stock Exchange Limited
Sydney
Fax 1900 999 279

L-R Global Partners L.P. shares in Mount Burgess Mining N.L - Notice of Change of Interests of a Substantial Holder and Ceasing to be a Substantial Holder

We act for L-R Global Partners L.P. and its associates.

Please find attached a notice of change of interests of a substantial holder and ceasing to be a substantial holder, in accordance with section 671B(1) of the Corporations Act 2001 (Cwlth).

As discussed with Australian Securities & Investments Commission and Australian Stock Exchange on 6 March 2006, our client is remote and has only just become aware of the change in their substantial holding status. Our client ceased to be a substantial holder as a result of Mount Burgess Mining N.L increasing its share capital, not because of a change in its shareholding.

Please do not hesitate to contact us if you have any questions.

Yours sincerely

Sarah Bateman
Solicitor
Direct line +61 2 9296 2480
Email sarah.bateman@mallesons.com

David Friedlander
Partner
Direct line +61 2 9296 2444

Encl

Form 604 and 605

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder and notice of ceasing to be a substantial holder

To Company Name/Scheme: **MOUNT BURGESS MINING N.L.**

ACN/ARSN: **009 067 476**

1. Details of substantial holder (1)

Name: **L-R GENERAL PARTNER LLC, L-R GLOBAL PARTNERS LP, L-R GLOBAL FUND LTD AND J. MURRAY LOGAN**

ACN/ARSN (if applicable):

There was a change in the interests of the substantial holder on: 30/05/05

The holder ceased to be a substantial holder on: 29/09/05

The previous notice was given to the company on: 20/04/2004

The previous notice was dated: 20/04/2004

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
ORD	7,909,810	6.32%	7,808,572	4.36%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
01/03/06	J MURRAY LOGAN PERSONAL ACCOUNT	Relevant interest under section 608(1)(a) of the Corporations Act arising by virtue of the sale of 48,922 shares in the ordinary course of trading	$0.0718 per share	Fully paid ordinary shares - 48,922	48,922
01/03/06	J MURRAY LOGAN PERSONAL ACCOUNT	Relevant interest under section 608(1)(a) of the Corporations Act arising by virtue of the sale of 52,316 shares in the ordinary course of trading	$0.074 per share	Fully paid ordinary shares - 52,316	52,316

There has been no change to the relevant interest held by L-R General Partner LLC, L-R Global Partners LP and L-R Global Fund Ltd.

The voting power of the substantial holder has changed as follows:

Date of change	Persons whose voting power changed	Reason for notification under s671B	Nature of change
30/05/05	L-R GLOBAL PARTNERS LP L-R GLOBAL FUND LTD J MURRAY LOGAN 1997 CHARITABLE REMAINDER UNIT TRUST	Placement increasing the capital by 4,850,000 new shares, resulting in the dilution of the substantial holders voting power	Voting power decreased from 6.32% to 5.04%

	J MURRAY LOGAN IRA J MURRAY LOGAN PERSONAL ACCOUNT		
29/06/05	L-R GLOBAL PARTNERS LP L-R GLOBAL FUND LTD J MURRAY LOGAN 1997 CHARITABLE REMAINDER UNIT TRUST J MURRAY LOGAN IRA J MURRAY LOGAN PERSONAL ACCOUNT	Placement increasing the capital by 7,150,000 new shares, resulting in the dilution of the substantial holders voting power to less than 5%. Ceases to be a substantial holder. From this date until the date when the substantial holder became aware of the change in substantial holding there has been 2 further placements amounting to the issue of 14,850,000 new shares. There has also been 2 sales on 01/03/06 of 101,238 ordinary shares on market	Voting power decreased from 5.04% to 4.82% Voting power decreased from 4.82% to 4.42% Voting power decreased from 4.42% to 4.36%

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
L-R GLOBAL PARTNERS LP	L-R GLOBAL PARTNERS LP	L-R GLOBAL PARTNERS LP	HOLDER OF SECURITIES	ORDINARY - 4,000,000	4,000,000
L-R GLOBAL FUND LTD	L-R GLOBAL FUND LTD	L-R GLOBAL FUND LTD	HOLDER OF SECURITIES	ORDINARY - 2,500,000	2,500,000
J MURRAY LOGAN*	J MURRAY LOGAN 1997 CHARITABLE REMAINDER UNIT TRUST J MURRAY LOGAN IRA J MURRAY LOGAN PERSONAL ACCOUNT	J MURRAY LOGAN J MURRAY LOGAN J MURRAY LOGAN	HOLDER OF SECURITIES	ORDINARY - 1,308,572	1,308,572

* Now represented by his personal representative.

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
No changes since last notification	

*See Annexure A for corporate structure diagram.

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
L-R GENERAL PARTNER LLC	430 Park Avenue, 7th Floor, New York, New York 10022-6815, USA
L-R GLOBAL PARTNERS LP	430 Park Avenue, 7th Floor, New York, New York 10022-6815, USA
L-R GLOBAL FUND LTD	C/o Ironshore Corporate Services, Ltd. Queensgate House, George Town, Grand Cayman, Cayman Islands
J MURRAY LOGAN	430 Park Avenue, 7th Floor, New York, New York 10022-6815, USA

Signature

print name DAVID FRIEDLANDER capacity Authorised attorney

sign here [signature] date 8 / 3 /2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

L-R GLOBAL PARTNERS, L.P. and L-R GLOBAL FUND LTD

This is annexure "A" of 2 pages referred to in form 604 (Notice of change of interests of substantial holder).

DAVID FRIEDLANDER

Signature

8331744_1.DOC

L-R GLOBAL PARTNERS, L.P and L-R GLOBAL FUND LTD

CORPORATE STRUCTURE



J. Murray Logan
Manager
L-R General Partner LLC
0.73%
General Partner
L-R Global Partners L.P.
L-R Global Fund Ltd
2.24%
1.39%
Mount Burgess Mining N.L.

MOUNT BURGESS MINING N.L.
ACN: 009 067 476
Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

27 February 2006

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

TELFER GOLD EXPLORATION PROJECT
(MTB 100%)

Following the review of the deep diamond drilling conducted last year, Barrick Gold of Australia Limited (Barrick) has informed the Company of its withdrawal from the Telfer Joint Venture. As the required minimum expenditure of $5 million was not met by Barrick, the Company remains with 100% equity in the project.

The Company believes that as a consequence of the recent significant rise in the gold price a number of situations exist that justify further exploration being conducted on its Telfer Project. An example is the Tim's Dome Prospect, where the Company is currently assessing historical drilling results conducted along a 2km strike (see attached diagram) with a view to delineating a resource which could be amenable to an open cut, heap leach operation. This review will be presented to the market in the near future.

These results, based on a 0.5 g/t Au low grade cut, from drilling conducted at Tim's Dome to date, are outlined as follows:

Drill Hole	Easting	Northing	Orientation (dip/magnetic)	Width (m)	From (m)	To (m)	Au g/t
TDRC 037	404367	7606652	-60°/225°	1	30	31	13.50
TDRC 057	404301	7606463	-60°/315°	16	36	52	0.73
TDAC 001	404265	7606526	-60°/315°	1	08	09	1.05
				12	37	49	1.60
TD 119	404252	7606547	-60°/45°	2	32	34	1.27
TDB 168	404237	7606533	-60°/45°	6	41	47 eoh	1.56
TD 118	404234	7606530	-60°/45°	15	35	50	1.51
TDRC 062	404208	7606557	-60°/315°	4	46	50	1.01

Cont'd

Drill Hole	Easting	Northing	Orientation (dip/magnetic)	Width (m)	From (m)	To (m)	Au g/t
TDRC 053	404207	7606501	-60°/45°	6	89	95	1.51
				3	101	104 eoh	0.72
TDDD001	404190	7606582	-60°/319°	2	53	55	1.18
TDRC034	404186	7606485	-60°/45°	22	102	124	2.25
TDRC061	404184	7606587	-60°/315°	2	33	35	1.47
				7	58	65 eoh	4.89
TDRC 063	404147	7606629	-60°/315°	1	00	01	1.12
				1	19	20	11.20
				6	46	52	1.03
TDDD002	404142	7606639	-63°/318°	5	56	61	4.86
TDRC 059	404134	7606646	-60°/315°	1	14	15	1.17
				12	49	61 eoh	1.28
TDRC 032	403994	7606994	-60°/45°	4	91	95	1.98
TDRC 016	403944	7606877	-80°/310°	5	4	9	0.83
				2	57	59	1.30
				3	65	68	0.70
				2	103	105	1.11
TDRC 029	403889	7606894	-60°/45°	7	72	79	1.03
TD 029	403886	7606904	-60°/45°	17	42	59 eoh	0.72
TDRC015	403795	7607066	-75°/315°	2	49	51	2.84
				1	70	71	4.60
TDRC048	403687	7607251	-60°/45°	1	12	13	2.18
TDRC 025	403677	7607379	-60°/45°	1	120	121	2.68
TDRC 023	403586	7607923	-60°/45°	3	4	7	0.92
TDRC 022	403543	7607246	-60°/45°	14	127	141 eoh	2.43
TDRC 049	403474	7607327	-60°/45°	3	89	92	1.51
TDRC 005	403412	7607665	-60°/225°	3	42	45	0.96
TDRC 004	403370	7607621	-60°/225°	3	10	13	1.31
TD 042	403340	7607598	-60°/45°	5	29	34	1.03
TD 008	403166	7607709	-60°/45°	4	23	27	1.53
TDDD005	403015	7607965	-62°/317°	4	23	27	2.55
TDRC 013	402820	7607934	-60°/45°	2	148	150	1.78

Results have variously been obtained from either AAS or fire assaying.
Eoh indicates that the hole was terminated in mineralization.

KIHABE BASE METALS PROJECT, BOTSWANA

(MTB 100%)

Significant rainfall in North Western Botswana has caused a delay in the commencement of infill drilling at the Company's Kihabe Base Metals Project. However, fuel is now being mobilised to site and it is expected that drilling should commence within the next five days.

The information in this report that relates to exploration results, together with any related assessments and interpretations, is based on information compiled by Martin Spence, B.Sc., who is a Member of The Australasian Institute of Mining and Metallurgy.

Mr Spence is a full time employee of the Company.

Mr Spence has sufficient experience which is relevant to the style of mineralisation under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Mineral Resources and Ore Reserves". Mr Spence consents to the inclusion in the report of the matters based on this information in the form and context in which it appears.

Forward Looking Statements

This announcement contains forward looking statements in respect of the projects being reported on by the Company. Any statements in respect of mineral reserves, resources and zones of mineralisation may also be deemed to be forward looking statements in that they contain estimates which the Company believes have been based on reasonably probable assumptions in respect of mineralisation that will be found and ultimately developed and mined. Forward looking statements are not statements of historical fact, they are based on reasonable projections and calculations, the ultimate results or outcomes of which may differ materially from those described or incorporated in the forward looking statements. Such differences or changes in circumstances to those described or incorporated in the forward looking statements may arise as a consequence of the variety of risks, uncertainties and other factors relative to the exploration and mining industry and the particular properties in which the Company has an interest. Such risks, uncertainties and other factors could include but would not necessarily be limited to fluctuations in metals and minerals prices, fluctuations in rates of exchange, continuity or lack of continuity of projected zones of mineralisation determined from further drilling, uncertainties in interpreting drilling results, uncertainties in interpreting assay results, metallurgical test work and projected metal recoveries therefrom, uncertainties in financial projections and cost estimates, uncertainties in securing and commercially maintaining end product marketing and distribution, uncertainties in completing required financing, uncertainties relative to environmental issues, government approvals, changes in government policy and political instability in the countries in which the Company operates.

Forward looking statements are based on beliefs, opinions, assessments and estimates of management and/or professional consultants hired by management. These beliefs, opinions, assessments and estimates are based on facts and information available to management and/or professional consultants at the time they are formed or made and are, in the opinion of management and/or consultants, applied as reasonably and responsibly as possible as at the time that they are applied. No obligation is assumed by management and/or consultants to amend such forward looking statements in the event of any changes to their beliefs, opinions, assessments and estimates, other than would normally be required of them to do so for the purpose of performing their duties in a responsible manner or keeping the market properly informed.


Drillholes containing
maximum Gold >0.5 ppm
See below for drillhole Id's


N
500 metres
TDDD005
TDRC13
TD8
TDRC5
TDRC4
TD42
TDRC25
TDRC49
TDRC23
TDRC22
TDRC48
2 Kilometres
TDRC15
TDRC32
TDRC29
TD29
TDRC16
TDDD002
TDRC059
TDRC063
TDRC37
TDRC061
TDDD001
TDRC062
TD119
TD118
TD168
TDRC053
TDRC34
TDRC057
MOUNT BURGESS MINING N.L.
Telfer Project
Tim's Dome Prospect
Drillholes containing
significant Gold Intersections

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 4, 109 St Georges Terrace, Perth, Western Australia, 6000
PO Box Z5301, St Georges Terrace, Perth, Western Australia, 6831
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

24 February 2006

Our Ref: L6700

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Following are the results of the Resolutions put to members of the Company at today's General Meeting.

Resolution 1 Grant of Options to a Director

To consider and if thought fit pass the following resolution:

"that the Directors be authorised to grant the following number of Options, from the Company's Employee Share Option Plan, to the Director named below if that Director applies for the grant of the Options pursuant to the said Plan."

Nigel Raymond Forrester 500,000 Options

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
42,044,516	556,368	0	2,382,380

Resolution 2. **Grant of Options to a Director**

To consider and if thought fit pass the following resolution:

"that the Directors be authorized to grant the following number of Options, from the Company's Employee Share Option Plan, to the Director named below if that Director applies for the grant of the Options pursuant to the said Plan."

Ronald William O'Regan 500,000 Options

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
36,044,516	556,368	6,000,000	2,382,380

Resolution 3 **Grant of Options to a Director**

To consider and if thought fit pass the following resolution:

"that the Directors be authorized to grant the following number of Options, from the Company's Employee Share Option Plan, to the Director named below if that Director applies for the grant of the Options pursuant to the said Plan."

Godfrey Edward Taylor 500,000 Options

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
36,234,516	366,368	6,000,000	2,382,380

Resolution 4. **Grant of Options to Jan Forrester**

To consider and if thought fit pass the following resolution:

"that the Directors be authorized to grant the following number of Options, from the Company's Employee Share Option Plan, to the Eligible Employee named below if that employee applies for the grant of the Options pursuant to the said Plan."

Jan Forrester 250,000 Options

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
42,044,516	556,368	0	2,382,380

Resolution 5. **Ratify the Share Placement announced on 8 December 2005**

To consider and, if thought fit, pass the following as an ordinary resolution:

"that the placement as announced to the Australian Stock Exchange on 8 December 2005 of 7,850,000 ordinary shares, which rank pari passu with existing shares to:

Citicorp Nominees Ltd	3,800,000
J B Dowler	2,000,000
National Nominees Limited	800,000
R Keene	500,000
Strata Drilling WA Pty Ltd	300,000
B M Leigh Coulson	250,000
J M Finn Nominees Limited	200,000

at an issue price of $0.09 per share to raise the Company $706,500 be ratified."

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
42,418,516	182,368	0	2,382,380

Yours faithfully,
Jan Forrester
Company Secretary

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity	**MOUNT BURGESS MINING N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Alfred Patrick Stirling
Date of last notice	2 Feb 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
DIRECT INTEREST	Alfred Patrick Stirling
INDIRECT INTEREST	A P Stirling - Grandchild A C Stirling – Adult Child
	A G P Stirling – Adult Child AV Stirling – Adult Child A L Stirling – Adult Child Buckton Holdings Ltd – unlisted company Buckton Homes Ltd – unlisted company M T Stirling - Spouse
Date of change	30 January 2006
No. of securities held prior to change **DIRECT INTEREST**	
A P Stirling	3,500,000 ordinary fp shares 1,000,000 unlisted options
INDIRECT INTEREST **A P Stirling - Grandchild**	120,000 ordinary fp shares
A C Stirling - Adult Child **A G P Stirling - Adult Child**	750,000 ordinary fp shares 750,000 ordinary fp shares
A V Stirling – Adult child **A L Stirling – Adult child** **M T Stirling – Spouse**	642,509 ordinary fp shares 920,694 ordinary fp shares 500,000 ordinary fp shares
Buckton Holdings Ltd – unlisted company **Buckton Homes Ltd – unlisted company**	1,000,000 ordinary fp shares 2,500,000 ordinary fp shares

+ See chapter 19 for defined terms.

TOTAL	10,683,203 ordinary fp shares 1,000,000 unlisted options
Class	Ordinary fp shares Unlisted Options
Number acquired **On market purchases**	500,000 fully paid shares
Number disposed	nil
Value/Consideration - purchases Note: If consideration is non-cash, provide details and estimated valuation.	$53,422.68
No. of securities held after change	
DIRECT INTEREST **A P Stirling**	3,500,000 ordinary fp shares 1,000,000 unlisted options
INDIRECT INTEREST **A P Stirling – Grandchild** **A C Stirling – Adult child** **AGP Stirling – Adult child** **A V Stirling – Adult child** **A L Stirling – Adult child** **M T Stirling – Spouse** **Buckton Holdings Ltd – unlisted company** **Buckton Homes Ltd unlisted company**	 120,000 ordinary fp shares 750,000 ordinary fp shares 750,000 ordinary fp shares 642,509 ordinary fp shares 920,694 ordinary fp shares 1,000,000 ordinary fp shares 1,000,000 ordinary fp shares 2,500,000 ordinary fp shares
TOTAL	11,183,203 ordinary fp shares 1,000,000 unlisted options
Nature of Changes	On Market Purchases for fp shares

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	

+ See chapter 19 for defined terms.

Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged: 4 February 2006

+ See chapter 19 for defined terms.